Exhibit 99.1

FOR IMMEDIATE RELEASE

Hyatt Gold Passport Offers Enhanced Options with Points.com

Members offered opportunity to purchase and give points to friends and family

TORONTO (July 13, 2011) – Hyatt Gold Passport and Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner of the loyalty reward management program platform www.Points.com, announced today a new benefit for Hyatt Gold Passport members. Starting today, Hyatt Gold Passport members will have the option to purchase and give up to 40,000 points to other members through Points’ industry-leading miles and points purchase platform.

“We are delighted to expand our relationship with Hyatt Gold Passport to provide its members with even more benefits,” said Rob MacLean, CEO of Points International. “With the opportunity to give points to other members, Hyatt Gold Passport members now have a wider, more flexible range of options to take full advantage of their points.”

“Giving the gift of Hyatt Gold Passport points to friends and family, whether for a special occasion or for a vacation they’ve been planning, is a great new benefit for our members,” said Jeff Zidell, Vice President of Hyatt Gold Passport. “Points.com provides enhanced flexibility to give our members more opportunities to explore their travel possibilities.”

In order to Give Points online, guests must:

  Be a Hyatt Gold Passport member
  Visit the Hyatt Gold Passport website and click on “Earning Options”
  Give points to another member by following the site instructions

Points.com works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways® Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, follow Points International on Twitter, Facebook, or the company blog, or visit www.pointsinternational.com.

About Hyatt Hotels Corporation

Hyatt Hotels Corporation, headquartered in Chicago, is a leading global hospitality company with a proud heritage of making guests feel more than welcome. Thousands of members of the Hyatt family in 45 countries strive to make a difference in the lives of the guests they encounter every day by providing authentic hospitality. The Company’s subsidiaries manage, franchise, own and develop hotels and resorts under the Hyatt®, Park Hyatt®, Andaz®, Grand Hyatt®, Hyatt Regency®, Hyatt Place® and Hyatt Summerfield Suites® brand names and have locations on six continents. Hyatt Residential Group, Inc., a Hyatt Hotels Corporation subsidiary, develops, operates, markets or licenses as Hyatt ResidencesTM and Hyatt Vacation Club®, which is changing its name to Hyatt Residence ClubTM. As of March 31, 2011, the Company’s worldwide portfolio consisted of 451 properties in 43 countries. For more information, please visit www.hyatt.com.

For more information contact:

Points International Ltd.

Investor Relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media Relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Business Inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Hyatt Gold Passport:

Media Relations:
Jamie Zimmerman
Associate Manager, Public Relations
Hyatt Gold Passport
T. 312-780-6070; E. jamie.zimmerman@hyatt.com

Hyatt Gold Passport:
Rene Mizwicki
Director, Hyatt Gold Passport
Hyatt Gold Passport
T. 312-780-5757; E. rene.mizwicki@hyatt.com

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